UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     ☒                          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

IGT Announces New Term Loan Facility and Amendment to Multicurrency Revolving Credit Facilities

On July 26, 2017, International Game Technology PLC (the “Company”) announced that it has entered into a €1,500 million term loan agreement which matures in 2023 and an amendment to its multicurrency revolving credit facilities which mature in July 2021.  Proceeds from the new €1,500 million term loan will be used to repay the €800 million term loans maturing in January 2019 and the €500 million 6.625% notes due in February 2018. The term loan will be repayable in full at maturity and will bear a variable interest rate based on certain credit ratings. The Company also voluntarily reduced the aggregate commitments of the multicurrency revolving credit facilities by about 30% to approximately $2,000 million to more closely match lower anticipated liquidity needs and created more flexibility under certain financial and non-financial covenants. The commitments under the US dollar and euro revolving credit facilities are now $1,200 million and €725 million, respectively.

A copy of the news release announcing the new term loan facility and amendment to multicurrency revolving credit facilities is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “IGT Announces New Term Loan Facility and Amendment to Multicurrency Revolving Credit Facilities,” dated July 26, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT Announces New Term Loan Facility and Amendment to Multicurrency Revolving Credit Facilities,” dated July 26, 2017